Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

April 23, 2019

Ms. Christine Westbrook

Ms. Erin Jaskot

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CRISPR Therapeutics AG Preliminary Proxy Statement on Schedule 14A Filed on April 9, 2019 File NO. 001-37923

Dear Ms. Westbrook and Ms. Jaskot:

This letter is submitted on behalf of CRISPR Therapeutics AG (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 9, 2019 (“Preliminary Proxy Statement”), as set forth in the Staff’s letter dated April 19, 2019 (the “Comment Letter”). The Company is concurrently filing the Amendment No.1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Preliminary Proxy Statement, and page references in the responses refer to the Amended Proxy Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Proxy Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Amended Proxy Statement (marked to show changes from the Preliminary Proxy Statement).

Preliminary Proxy Statement on Schedule 14A filed on April 9, 2019

Ms. Westbrook

Ms. Jaskot

Securities and Exchange Commission

April 23, 2019

Proposal 11: Amending and Restating art. 3a of the Articles of Association

Proposal 12: Amending and Restating art. 4 of the Articles of Association

Proposal 13: Amending and Restating art. 16 of the Articles of Association

Proposal 14: Amending and Restating art. 17 of the Articles of Association, page 64

1.    Please expand your disclosure to briefly state the reasons for and the general effects of the proposed amendments to your Articles of Association. Refer to Item 19 of Schedule 14A. With respect to Proposal 11, please also disclose whether you have any plans, agreements, arrangements or understandings, whether written or oral, relating to the issuance of the additional authorized common shares that will become available as a result of the proposed amendment. If none, so state. Refer to Note A to Schedule 14A.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on pages 64, 68, 75, and 76 of the Amended Proxy Statement in response to the Staff’s comment.

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Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1393.

Sincerely,

/s/ Robert E. Puopolo

Enclosures:

cc: James R. Kasinger, Esq., General Counsel, CRISPR Therapeutics AG

Seo Salimi, Esq., Goodwin Procter LLP